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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- ~~831178~~ 14286

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 (MM/DD/YY) AND ENDING 12/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY SERVICES INCORPORATED

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

ONE NATIONAL LIFE DRIVE
(No. and Street)

MONTPELIER	VERMONT	05604
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DONALD MESSIER 802-229-7534
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PRICEWATERHOUSECOOPERS, LLP
(Name – *if individual, state last, first, middle name*)

NATIONAL LIFE BUILDING, 4TH FLOOR ONE NATIONAL LIFE DRIVE	MONTPELIER	VERMONT	05604
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 13 2009
THOMSON REUTERS

SEC Mail Processing Section
FEB 23 2009
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/12

OATH OR AFFIRMATION

I, DONALD MESSIER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY SERVICES INCORPORATED, as of DECEMBER 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

VP FINANCIAL OPERATIONS

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equity Services, Inc.

(A wholly-owned subsidiary of NLV Financial Corporation)

Financial Statements with Supplementary Information December 31, 2008 and 2007

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Index
December 31, 2008 and 2007

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
185 Asylum Street, Suite 2400
Hartford, CT 06103-3404
Telephone (860) 241 7000
Facsimile (860) 241 7590

Report of Independent Auditors

To the Board of Directors
And Stockholder of Equity Services, Inc.:

In our opinion, the accompanying statements of financial condition and the related statements of operations, of changes in stockholder's equity, and of cash flows that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934 present fairly, in all material respects, the financial position of Equity Services, Inc. (the Company) at December 31, 2008 and December 31, 2007, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our Audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I (Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission at December 31, 2007) is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

February 13, 2009

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Financial Condition
December 31, 2008 and 2007

	2008	2007
Assets		
Cash and cash equivalents	$ 6,736,052	$ 5,501,864
Income taxes recoverable from Parent	301,681	-
Investment advisor fees receivable	1,951,444	3,003,019
Other receivables	167,727	582,643
Furniture and equipment, net of depreciation	687,442	820,471
Prepaid expenses and other assets	326,135	293,988
Total assets	10,170,481	10,201,985
Liabilities		
Commissions payable	256,590	303,811
Investment advisor commissions payable	1,756,299	2,702,717
Income taxes payable to Parent	-	219,344
Accounts payable and accrued expenses	3,566,362	1,466,582
Total liabilities	5,579,251	4,692,454
Stockholder's Equity		
Common stock, $1 par value - 1,000,000 shares authorized; 197,008 shares issued and outstanding	197,008	197,008
Additional paid-in capital	17,902,358	17,902,358
Accumulated deficit	(13,508,136)	(12,589,835)
Total stockholder's equity	4,591,230	5,509,531
Total liabilities and stockholder's equity	$ 10,170,481	$ 10,201,985

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Operations and Changes in Stockholder's Equity
Years Ended December 31, 2008 and 2007

	2008	2007
Revenues		
Commissions	$ 43,781,990	$ 38,122,757
Investment advisor fees	12,018,088	13,645,702
Investment income	138,470	310,659
Marketing support	3,984,750	3,155,963
Total revenues	59,923,298	55,235,081
Operating expenses		
Commissions	38,894,286	31,987,105
Investment advisor commissions	10,067,060	12,059,578
Salaries and benefits	2,933,864	2,878,381
Intercompany charges	4,413,725	2,910,934
Marketing support charges	318,730	438,025
Clearing agent fees	2,554,300	2,442,660
General and administrative expenses	2,195,942	1,655,255
Total operating expenses	61,377,907	54,371,938
Income (loss) before income taxes	(1,454,609)	863,143
Income tax (benefit) expense	(536,308)	350,560
Net (loss) income	(918,301)	512,583
Stockholder's equity, beginning of year	5,509,531	4,996,948
Stockholder's equity, end of year	$ 4,591,230	$ 5,509,531

The accompanying notes are an integral part of these financial statements.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Statements of Cash Flows
Years Ended December 31, 2008 and 2007

	2008	2007
Cash flows from operating activities		
Net income (loss)	$ (918,302)	$ 512,583
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:		
Depreciation	174,330	28,847
Deferred federal income tax provision		563,500
Changes in assets and liabilities:		
Income taxes recoverable from Parent	(301,681)	221,804
Investment advisor fees receivable	1,051,576	(802,266)
Other receivables	414,916	(122,420)
Prepaid expenses and other assets	(32,147)	107,835
Commissions payable	(47,221)	65,163
Investment advisor commissions payable	(946,418)	722,039
Income taxes payable to Parent	(219,344)	219,344
Accounts payable and accrued expenses	2,099,780	(3,306,432)
Net cash provided by (used in) operating activities	1,275,489	(1,790,001)
Cash flows from investing activities		
Purchase of furniture and equipment	(41,301)	(683,222)
Net cash used in investing activities	(41,301)	(683,222)
Cash flows from financing activities		
Net cash provided by financing activities	-	-
Net increase (decrease) in cash and cash equivalents	1,234,188	(2,473,224)
Cash and cash equivalents		
Beginning of year	5,501,864	7,975,088
End of year	$ 6,736,052	$ 5,501,864

The accompanying notes are an integral part of these financial statements.

1. Organization and Operations

Equity Services, Inc. (the "Company"), is a broker-dealer and a wholly-owned subsidiary of NLV Financial Corporation ("NLVF"), which in turn is a wholly-owned subsidiary of National Life Holding Company ("NLHC"). NLHC and its subsidiaries, including the Company, are collectively known as the National Life Group. National Life Insurance Company ("NLIC"), a wholly-owned subsidiary of NLVF, is the flagship company of the National Life Group.

The Company earns commissions from the sale of the Sentinel Group Funds, Inc. and from the sale of other mutual funds, direct placement programs, unit investment trusts, indexed annuity contracts, and variable insurance and annuity contracts. ESI is affiliated with the companies that manage and distribute the Sentinel Group Funds.

The Company is a registered investment advisor and provides investment advisory services under the name of ESI Financial Advisors ("EFA"), and its income and expenses are reported as part of the results of ESI. Certain states require separate financial information for EFA. For the years ended December 31, 2008 and 2007, EFA had revenues of $12,018,088 and $13,645,702, respectively, and expenses of $10,067,060 and $12,059,578, respectively, included in these statements.

ESI Financial Advisors had assets under management of $1.058 billion and $1.468 billion at December 31, 2008 and 2007, respectively.

2. Significant Accounting Policies

Basis of Presentation

The Company's financial statements have been prepared on the basis of U.S. Generally Accepted Accounting Principles ("US GAAP"). Preparing financial statements in conformity with U.S. GAAP requires the Company to make estimates and assumptions that affect reported amounts differ from those estimates. In 2008, on the Statement of Operations, the Company elected to report "Other" expenses as "General and administrative" expenses as this is a more informative description of the expenses reported on that line item. The Company also elected to move benefit expenses for employees of the Company from "General and administrative" expenses to "Salaries" expenses and rename this line item to "Salaries and benefits" to provide a more informative description of the expenses actually reported in that line item. For the years ended December 31, 2008 and 2007, benefit expenses moved to "Salaries and Benefits" were $571,043 and $575,745, respectively,

Revenue and Expense Recognition

Customers' security transactions and the related commission income and expenses are recorded on a trade date basis. Service fees, investment advisor fees and custodial fees are recognized as revenue when earned.

Commissions Revenue

Includes commission earned from mutual fund share sales, commissions on annuity sales, and commissions earned on house accounts. This commission revenue, paid by the shareholder at the

point of sale is partially offset by commissions subsequently paid to the broker/dealer of record for each sale.

Investment Advisor Fees
Investment Advisor Fees include monthly or quarterly fees received from third party money managers for professional investment advisory and portfolio management services, as well as fees earned from individual customers for financial planning services provided by the Company's Investment Advisor Representatives.

Investment Income
Equity Services' excess cash is invested in money market funds and other fixed income investments which in turn earn income distributions from those investments.

Marketing Support
Additional payments received from sponsors, which are negotiated separately from the sales commissions and service fees ("12b-1" fees). These payments may include components of revenue sharing, marketing support, additional sales and service fees. Payments can be a percentage of gross sales, a flat annual amount, a percentage of assets under management or a combination of the three.

Commissions Expense
This represents a portion of the commission revenue (gross dealer concession) that is paid to branch office supervisors, general agents and registered representatives of record on each sale. See "Commissions Revenue" for further explanation.

Investment Advisor Commissions
This represents a portion of the "Investment Advisor Fees" revenue that is paid to the general agents and investment advisor representatives of record.

Salaries and Employee Benefits
Salaries and employee benefits include ongoing compensation, associated payroll taxes, benefits and annual incentive compensation paid to employees.

Intercompany and Marketing Support Charges
Intercompany charges back to the Company for management services provided by affiliated companies, costs of agents' benefits and costs incurred for sponsoring the Advanced Producers Seminar (APS), which is held annually for the highest producing agents.

Clearing Agent Fees
These are primarily trade-ticket charges, statement and confirmation mailing, associated postage and other fees the Company pays to clearing brokers/dealers for the Company's brokerage business.

General and Administrative Expenses
These expenses represent any remaining costs to the Company incurred as a result of managing the company. These costs include employee benefits, recruiting and training, marketing, legal fees and licenses, depreciation, software maintenance, outsourced services, consulting services,

printing and postage, travel, rent and other miscellaneous expenses. The marketing expenses captured here represent expenses related to media advertising, creating shareholder reports, sales conferences, and due-diligence meetings.

General and Administrative Expenses are comprised of the following:

	For the Year Ended December 31,	
	2008	2007
Software Maintenance	$ 455,663	$ 125,717
Legal Fees	381,563	340,545
Recruiting & Training	371,793	412,833
Other	341,236	161,385
Depreciation	174,330	28,847
Printing & Postage	170,275	185,728
Travel	132,564	113,471
Rent	109,389	109,343
Consulting	59,130	177,386
	$ 2,195,942	1,655,255

Cash and Cash Equivalents
Cash and cash equivalents are comprised of funds on deposit and investments in federal agency backed bonds with maturities as of the date of purchase of three months or less.

Income taxes recoverable from Parent
This represents the Company's allocated share of refundable income tax received, or to be received by National Life Holding Company. See the "Income Taxes" definition in this footnote for further explanation.

Investment Advisor Fees Receivable
Certain sponsors pay EFA commissions to the Company on a quarterly basis in arrears. These commissions are accrued on a pro rata basis on the prior quarter's actual revenue.

Other Receivables
This includes all other miscellaneous receivables not defined here in this footnote, including other service fees which could include receivables from the sponsors for reimbursement of shareholder report expenses, securities in process receivables, and any other non-material receivable.

Furniture and Equipment
This is the net value of furniture and equipment after reducing the cost of these assets by the accumulated depreciation taken on the assets. Depreciation is provided on the straight-line method based upon estimated useful lives of the assets ranging principally from three to five years.

Prepaid Expenses and Other Assets
Settlement from the Company's primary clearing house occurs on the 10th day of each month for activity from the prior month. The Company accrues a receivable for the anticipated receipt at each month-end. Prepaid expenses consist primarily of annual registration fees paid in advance.

Commissions Payable
Commissions are accrued on amounts due from EFA sponsors which pay in arrears. Additional year-end bonus payments are also accrued.

Income Tax Payable from the Parent
This represents the Company's allocated share of income tax due, or to be paid by National Life Holding Company. See the "Income Taxes" definition in this footnote for further explanation.

Accounts Payable and Accrued Expenses
Other Expenses for obligations, or services rendered, but not yet paid at the end of the reporting period are included here and are inclusive of primarily: 1) amounts due to National Life Insurance Company and Sentinel Administrative Services Inc., for compensation and commissions paid by those companies on behalf of Equity Services, Inc.; 2) Advanced Producers Seminar (APS) held annually for top producing Agents; and 3) anticipated legal fees.

Income Taxes
The Company participates in the consolidated federal income tax return of NLHC. In accordance with the Company's tax sharing agreement with NLHC, the amount of income tax as determined on a consolidated return basis is allocated to each company based on its share of the total liability computed as if each company was filing a separate return. The Company settles its income tax liability with NLHC quarterly or is reimbursed by NLHC for any net operating loss carry forwards and tax credits utilized by the consolidated group. Accordingly, management believes it is more likely than not that the Company will realize the benefit of deferred tax assets, if any. The Company received from NLHC $16,576 and $655,838 for the years ended December 31, 2008 and 2007, respectively. In addition, the Company paid $1,293 in state taxes for the year ended December 31, 2008.

Adoption of New Accounting Standards

SFAS No. 157 – Fair Value Measurements. In September 2006, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards ("SFAS") No. 157, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value under current accounting pronouncements that require or permit fair value measurement and enhances disclosures about fair value instruments. The Company adopted FAS 157 as of January 1, 2008, prospectively. Due to the nature of the Company's assets which are held as cash and cash equivalents, the adoption of FAS 157 did not have an impact on the Company's financial statements.

3. Net Capital and Reserve Information

The Company, as a registered broker-dealer, is subject to the provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, as amended which requires minimum "net capital" of the greater

of $100,000 or 6 2/3% of "aggregate indebtedness" subject to a maximum allowable ratio of "aggregate indebtedness" to "net capital" (as the terms are defined) of 15.0 to 1.0. See Schedule I for the calculation of aggregate indebtedness and net capital. The terms of Rule 15c3-1 exclude certain assets from capital in the calculation of aggregate indebtedness, net capital and the ratio of aggregate indebtedness, which at December 31, 2008, are as follows:

Aggregate indebtedness	$ 5,579,251
Net capital	$ 3,016,210
Ratio of aggregate indebtedness to net capital	1.85

The operations of the Company do not normally include the physical handling of securities or the maintenance of open customer accounts. Such activities are performed by the Company's clearing broker on a fully disclosed basis. Accordingly, the reserve provisions of Rule 15c3-3 of the Act do not apply under the exemption allowed by paragraph (k)(2) of such rule.

4. Furniture and Equipment

Furniture and equipment owned by the Company at December 31, 2008 and 2007 comprise:

	2008	2007
Furniture and equipment	$ 1,601,016	$ 1,559,715
Accumulated depreciation	(913,574)	(739,244)
Net furniture and equipment	$ 687,442	$ 820,471

Depreciation expense for the years ended December 31, 2008 and 2007 was $174,330 and $28,847, respectively.

5. Income Taxes

The Company files income tax returns in the U.S. federal jurisdiction, and various states. The Company's income tax benefit/expense includes federal income tax benefit and state income tax expense of $507,183 and $29,125 for 2008, respectively, and federal income tax benefit and state income tax expense of $289,688 and $76,748 for 2007, respectively. Income taxes receivable from NLHC at December 31, 2008 was $301,681. Income taxes payable to NLHC at December 31, 2007 was $219,344. Total federal taxes differ from amounts computed using the nominal federal income tax rate of 35% primarily because of state taxes and nondeductible meals and entertainment expenses. The Company is no longer subject to U.S federal, state and local income tax examinations by tax authorities for years prior to 2004.

The Company adopted the provisions of FASB Interpretation No. 48, *"Accounting for Uncertainty in Income Taxes"*, on January 1, 2007. There were no unrecognized tax benefits recognized by the company at January 1, 2007. A reconciliation of the beginning and ending amount of unrecognized tax benefits for the years ended December 31, 2008 and 2007 is as follows:

	2008	2007
Balance, Beginning of Year	$125,000	$ -
Deletion from tax positions of	(125,000)	125,000
Balance, End of Year	$ -	$125,000

The Company recognizes interest and penalties accrued related to unrecognized tax benefits in tax expense. No amounts for interest and penalities were accrued at December 31, 2008, and 2007. There are no deferred tax assets or liabilities recorded at December 31, 2008 and 2007. There was no change in deferred tax asset during 2008 and 2007.

6. Related Party Transactions

Commissions earned by the Company relating to sales of Sentinel Group Funds, Inc. (the "Funds") shares and continuing service fees for products issued by NLIC and others were $5,014,063 and $4,745,749 for the years ended December 31, 2008 and 2007, respectively. Other receivables include $21,631 and $27,249 at December 31, 2008 and 2007, respectively, related to these commissions and other miscellaneous revenues and expense reimbursements due from the Funds.

The Company is the distributor of variable universal life and variable annuity products issued by NLIC and offers indexed annuity products issued by LSW. In connection with the distribution of these LSW products, the Company pays 100% of the commissions received to its registered representatives. NLIC pays for these commissions on behalf of the Company, and is reimbursed by the Company. Commission revenue and expense associated with these products was $13,630,520 and $5,198,719 for the years ended December 31, 2008 and 2007, respectively. The company received revenue sharing on the variable annuity and variable universal life products in the amount of $1,440,915 and $1,373,507 in 2008 and 2007, respectively, which is included in marketing support revenues.

NLIC provides the Company with occupancy, administrative services and access to its distribution network. The charges for these services and other shared services are determined by National Life and the allocation methodologies employed are applied uniformly across National Life Group and all its affiliates, including ESI. are determined by NLIC based on direct charges and factors such as square footage, number of employees and compensation levels. Charges for costs allocated to the Company for the years ended December 31, 2008 and 2007 were $653,379 and $581,019, respectively. The costs included in the agreement are for employee, facility and marketing expenses. Accounts payable and accrued expenses include $2,675,604 and $719,589 at December 31, 2008 and 2007, respectively, for such allocated costs. Also as a part of the expense sharing agreement the Company has with NLIC is a reimbursement for a portion of such allocated costs by affiliated companies. Such reimbursements were $0 and $16,940 for the years ended December 31, 2008 and 2007, respectively, and were included in other expenses. There was no receivable balance related to these reimbursements at December 31, 2008 and 2007.

Effective May 23, 2005 the Company and Sentinel Financial Services Company ("SFSC"), a registered broker dealer, executed an amendment to their Dealer Agreement with respect to the Funds. SFSC agreed to pay additional fees for marketing support to the Company based on sales and assets in exchange for the opportunity to provide education and marketing support. Marketing support income for the years ended December 31, 2008 and 2007 included $536,768 and $588,588, respectively, for these additional fees. Other receivables included $123,032 and $143,198 at December 31, 2008 and 2007, respectively, for these fees.

The Company has experienced losses from operations for twenty-five of the past thirty years and has an accumulated deficit of $13,508,136 at December 31, 2008. The Company has received sufficient equity contributions from its parent, NLVF, to enable it to meet its contractual obligations as they become due. NLVF has committed to continue such equity contributions as necessary. No contributions were made to the Company in 2008 or 2007.

7. Contingencies

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations and other proceedings. The results of these matters cannot be predicted with certainty. There can be no assurance that these matters will not have a material adverse effect on the Company's results of operations in any future period and a material judgment could have a material adverse impact on the Company's financial condition and results of operations. However, it is the opinion of management, after consultation with legal counsel that, based on information currently available, the ultimate outcome of these matters will not have a material adverse impact on the business, financial condition or operating results of the Company.

Equity Services, Inc.
(A wholly-owned subsidiary of NLV Financial Corporation)
Schedule I – Supplementary Information
Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission
December 31, 2008

Net capital	
Total consolidated stockholder's equity	$ 4,591,230
Deduct stockholder's equity not allowable for net capital	-
Total stockholder's equity qualified for net capital	4,591,230
Deduct	
Commissions and advisor fees receivable in excess of payable	210,295
Intercompany receivables	44,247
Furniture and equipment, net of accumulated depreciation	687,442
Prepaid expenses and other assets	627,913
	1,569,897
Net capital before haircuts on securities position and other deductions	3,021,333
Haircut on cash equivalents	-
Other deductions	5,123
Net capital	$ 3,016,210
Aggregate indebtedness	
Commissions payable	$ 2,012,889
Income taxes payable to Parent	-
Accounts Payable- general	512,483
Accounts payable - trade	3,053,879
Total aggregate indebtedness	$ 5,579,251
Computation of basic net capital requirement	
Minimum net capital requirement (greater of $100,000 or 6 2/3% of aggregate indebtedness of $5,579,251)	$ 371,950
Excess net capital	$ 2,644,260
Excess net capital at 1,000%	$ 2,458,285
Ratio of aggregate indebtedness to net capital	1.85

There are no material differences between the amounts presented above and the amounts reported on the Company's unaudited Focus Report as of December 31, 2008.

END